For period ending 12-31-96
File Number 811 - 2701


77(C) Matters submitted to a vote of security holders.



a.    Annual meeting of shareholders - November 12, 1996



b.    Matters voted on and number of affirmative/negative votes:



1. Election of Trustees: S.M.S. Chadha, Robert M. DeMichele, Beverley C. Duer, Barbara R. Evans, Lawrence Kantor, Jerard F. Maher, Andrew M. McCosh, Donald B. Miller,
      John G. Preston, Margaret W. Russell and Philip C. Smith

      For All Trustees:   47,337,997        Withheld Authority: 1,802,702



2. Ratification of the selection of KPMG Peat Marwick as the independent certified public accountants for the Fund.

     Votes:    For               Against        Abstain
               46,657,027        193,438        2,291,234